

February 24, 2011

John Paulsen
Chief Executive Officer
Rotate Black, Inc.
932 Spring Street
Petoskey, Michigan 49770

      Re: Rotate Black, Inc.
              Item 4.01 on Form 8-K
              Filed February 4, 2011
              File No. 333-44315

Dear Mr. Paulsen:

We have reviewed your response letter dated February 16, 2011 and have the following comment.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

1. As previously requested, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief